UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

		Sequential
Exhibit	Description	Page Number
1.	Press release on TDS METROCOM LAUNCHES COMMERCIAL BROADBAND WIRELESS SERVICES IN ITS MARKETS USING ALVARION, dated January 17, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: January 17, 2006	By:	/s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO                Carmen Deville
+972 3 645 6252                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com           carmen.deville@alvarion.com

TDS METROCOM LAUNCHES COMMERCIAL BROADBAND WIRELESS
SERVICES IN ITS MARKETS USING ALVARION

Unit of Fortune 500 Company Using BreezeACCESS® VL For Major Regional
Deployment

---

Mountain View, CA, USA, January 17, 2006 - Alvarion Ltd, (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that TDS Metrocom, a major U.S. competitive local exchange carrier and part of the Telephone and Data Systems family of telecommunications companies providing local, long-distance, and Internet services to more than six million people in 36 states, has begun commercial rollout of wireless broadband services in its markets beginning with Madison, Wisconsin. Following successful field trials in Appleton, TDS will offer broadband wireless Internet services at symmetric speeds of up to 4Mbps using Alvarion’s BreezeACCESS VL solution operating in 5.8 GHz. TDS, recently ranked number one overall in customer satisfaction among major carriers by J.D. Power and Associates, is building a broadband wireless network as part of efforts to reduce its reliance on leased lines from incumbents, enabling it full control of its broadband service offering.

“We have adopted broadband wireless in our network strategy to allow us to completely eliminate our reliance on the incumbent local exchange carrier (ILEC),” commented Ben Goth, product manager for TDS Metrocom. “Furthermore, we have selected the most proven product in the market to ensure we are providing reliable and secure broadband services. We have put our trust in Alvarion’s technology and track record as we also plan to take advantage of Alvarion’s licensed WiMAX products for the U.S. market.”

Alvarion’s BreezeACCESS VL offers enhanced features such as OFDM for non-line-of-sight (NLOS) connections, extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and quality of service (QoS) for carrier-class broadband data and voice services. With its support of 10 and 20 MHz channels and automatic clear channel selection (ACCS) using a built-in spectrum analyzer, BreezeACCESS VL offers extensive flexibility in frequency planning.

“Growing out of one of the largest independent telcos, TDS is a major player in the U.S. telecom market and a full service telecommunications provider in a majority of the country,” said Amir Rosenzweig, president of Alvarion, Inc. “Being selected for the first widespread deployment of broadband wireless by a major carrier reaffirms Alvarion’s market leadership, and means that broadband wireless is now a mainstream next-generation network solution for large carriers to build their own networks to supply services to customers.”

###

About TDS Metrocom

TDS Metrocom, a member of the Telephone and Data Systems [AMEX: TDS, TDS.S] family of telecommunications companies, is a facilities based company established in 1997 and providing local, long-distance and high speed Internet services to communities throughout Wisconsin, Illinois Michigan, Minnesota and North Dakota. Founded in 1969, Telephone and Data Systems Inc. is a Chicago-based Fortune 500 company that is a national leader in the telecommunications industry with established local wireline and wireless businesses and rapidly growing competitive local phone service operations. Through its strategic business units and business unit divisions, TDS Metrocom, TDS Telecom and U. S. Cellular, TDS employs approximately 11,500 people and provides service to more than six million customers in rural and suburban markets across 36 states. TDS Telecommunications Corporation ("TDS") outperformed all major carriers included in the study in overall customer satisfaction in J.D. Power and Associates' 2005 Residential All-Distance Telephone Customer Satisfaction Study.

For more information, visit TDS Metrocom at www.tdsmetro.com.

About Alvarion

With more than 2 million units deployed in 140 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +650.314.2653.